SECI 14049899 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Essex National Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Gateway Drive, Suite 210
(No. and Street)

Napa (City) | California (State) | 94558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott K. Davis | 707251-2184 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) | Chicago (City) | Illinois (State) | 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Scott K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex National Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

KAREN J. ALTON
Commission # 1913196
Notary Public - California
Napa County
My Comm. Expires Nov 13, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Essex National Securities, LLC

Financial Report
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member and Board of Directors
Essex National Securities, LLC
Napa, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Essex National Securities, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Essex National Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

Essex National Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	4,338,682
Deposits with clearing broker and clearing organization		120,007
Receivable from clearing broker		849,038
Securities owned, at fair value		12,043
Commissions receivable, net		171,225
Due from affiliates		40,774
Other assets		438,308
Total assets	$	5,970,077
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	1,278,719
Due to affiliates		932,191
Accounts payable and accrued expenses		732,262
		2,943,172
Member's equity		3,026,905
Total liabilities and member's equity	$	5,970,077

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Essex National Securities, LLC (the Company) is a broker-dealer and investment adviser registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Essex National Holding Company, LLC (Parent), which is ultimately owned by Samson Investment Partners, Inc. The Company's headquarters is in California and it does business throughout the United States.

The Company is engaged in, and earns commission revenue from, the distribution of mutual funds and variable and fixed annuities. The Company is also engaged in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales, and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker (Pershing LLC).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions from the distribution of variable and fixed annuity products and mutual funds. Commissions earned on the sale of securities and insurance products are split with the participating financial institutions. Commissions and related brokerage commission expenses and clearing fees are recorded on a trade-date basis as securities and insurance product transactions occur.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Commissions receivable primarily represent amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectable. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2013, a $72,352 allowance has been recorded in commissions receivable in the statement of financial condition.

Platform fees represent fees earned by the Company based on the usage of its platform and related services by registered representatives. Platform fees are recognized when earned.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member will separately account for its pro rata share of the Company's items of income, deductions, losses and credits.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification of subject to a master netting arrangement or similar agreement. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide disclosures required those amendments retrospectively for all comparative periods presented. The adoption did not have a material impact on the financial statements.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $12,043 in common stock, which is included in securities owned and is recorded at fair value in the statement of financial condition, as of December 31, 2013. Common stock is valued based on broker quotations and are considered Level 1, measured at fair value on a recurring basis using quoted prices for identical assets in active markets. The Company did not hold any Level 2 or Level 3 assets or liabilities during the year ended December 31, 2013.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Related-Party Transactions

During the year, the Company paid for certain operating expenses on behalf of its Parent and the amount due from Parent as of December 31, 2013, is included in the statement of financial condition.

The due to affiliates amount included in the statement of financial condition represent commissions payable to related entities under common ownership Essex National Insurance Agency, Inc. (ENIA) and FSB Investment Services Corporation (FSB).

Note 4. Deposits with Clearing Broker and Clearing Organization

The Company has a clearing agreement with Pershing LLC (Pershing) whereby Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. In accordance with the terms of the agreement, the Company maintains a deposit with Pershing of $100,007. Also included in deposits with clearing broker and clearing organization is a deposit of $20,000 with the National Securities Clearing Corporation.

Note 5. Benefit Plan

The Company sponsors a benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through January 2018. At December 31, 2013, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

2014	$ 325,401
2015	333,416
2016	341,430
2017	349,445
Thereafter	357,460
	$ 1,707,152

The Company recognizes rent on a straight-line basis over the term of the lease agreement. The difference between recognized rent expense and actual cash payments for rent results in a deferred rent obligation recorded in accounts payable and accrued expenses in the statement of financial condition of $32,476 as of December 31, 2013.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 7. Customer Concentration

For the year ended December 31, 2013, the Company had five major customers. A customer is considered major when the concentration of commission's revenue from that customer exceeds 10% of total revenue. Transactions with the major customers represent 75% of total commission's revenue for the year ended December 31, 2013 and were as follows.

Customer 1	21 %
Customer 2	17
Customer 3	14
Customer 4	12
Customer 5	11
	75 %

Note 8. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer, Pershing. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash account at a financial institution located in the United States. The Company had cash at December 31, 2013, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,360,742, which was $2,110,742 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.52 to 1.